Mao & Ying LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

December 6, 2022
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:
Replicel Life Sciences Inc.  (the “Company”)
As required by subparagraph 5(a)(ii) of section 4.11 of National Instrument 51.102, we have reviewed the Notice of Change of Auditor of the Company dated December 6, 2022 (the “Notice”) and, based on our knowledge of such information at this time, we have no basis to agree or disagree with the statements made in the Notice.
Yours truly,
/s/ Mao & Ying LLP
MAO & YING LLP

cc:  The Board of Directors, Replicel Life Sciences Inc.